Exhibit 4.41

April 15, 2002

K. Tucker Anderson
61 Above All Road
Warren, CT 06754

Dear Mr. Andersen:

This letter serves as an agreement between Milestone Scientific and K. Tucker Andersen whereby Mr. Andersen provides Milestone with a $200,000 line of credit effective immediately, payable in cash through January 2, 2003. Interest will be computed at 6% and the specifics of the warrant agreement attached to this loan will be determined at a later date.

Sincerely,


Thomas M. Stuckey
VP and CFO

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K. Tucker Andersen